Filed by: Darling International Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Darling International Inc.
Commission File No. 000-24620

On December 20, 2005 Darling International Inc. placed the following slides on its website at www.darlingii.com

Strategic Combination Enhances Darling's Operations and Future Growth Prospects National By-Products, LLC A Leading Independent Rendering Company December 20, 2005

Forward-Looking Statements This presentation contains forward-looking statements regarding the business operations of Darling and the industry in which it operates. These statements are identified by words such as "may," "will," "expect," "believe," "intend," "anticipate," "should," "estimate," "continue," and other words referring to events to occur in the future. These statements reflect Darling's current view of future events and are based on its assessment of, and are subject to, a variety of risks and uncertainties beyond its control, including business and economic conditions in its existing markets, that could cause actual results to differ materially from those projected in such forward-looking statements. Other risks and uncertainties regarding Darling, its business and the industry in which it operates are referenced from time to time in the Company's filings with the Securities and Exchange Commission. Darling is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Important Legal Information Investors and security holders are urged to read the proxy statement regarding the proposed transaction when it becomes available because it will contain important information. The proxy statement will be filed with the U.S. Securities and Exchange Commission by Darling International Inc. and security holders may obtain a free copy of the proxy statement when it becomes available, and other documents filed with the SEC by Darling International Inc., at the SEC's web site at www.sec.gov. The proxy statement, and other related documents filed with the SEC by Darling International Inc., may also be obtained for free by directing a request to Darling International Inc., 251 O'Connor Ridge Blvd, Suite 300, Irving, Texas 75038.

Who is National By-Products? Top five U.S. independent renderer with significant scale 42 facilities throughout the Midwest, including 14 large-scale production facilities Substantial volume of white meat raw material supply Strong balance sheet with minimal working capital debt Experienced senior leadership team A natural strategic fit with Darling

A Compelling Combination Accelerates GROWTH Enhances OPERATIONS Combined annual sales of over $500 million in FY04 Combined '04 EBITDA of approximately $74 million Expanded network of facilities positions Darling to take advantage of new growth opportunities Rendering / Restaurant Services Diversifies Darling's raw material supply with addition of sizeable white meat component Greater customer diversification Adds 14 large-scale production facilities and fleet of 450 trucks to Darling's national network Skills of combined management team will set new industry standard Delivers value to Darling stockholders through revenue growth, diversification and stronger customer relationships Strengthens CAPITAL MARKET PROFILE Anticipated accretion of between $0.04 and $0.06 per share before synergies Good strategic use of Darling's excess cash Broader shareholder base and enhanced liquidity Optimized capital structure through enhanced asset and debt mix

Pro-forma Combined Coverage Expands Darling's national network of facilities, particularly in the Midwest

Highlights of Combination National By-Products Darling Combined Company $200 million in revenues in FY04 $28 million EBITDA in FY04 Strong Midwest rendering platform Favorable formula-based contracts Strong white meat raw material supply relationships Experienced and talented senior management team $320 million in revenues in FY04 $46 million EBITDA in FY04 Strong national platform: Rendering, Restaurant Services, Grease Trap Favorable formula-based contracts Strong beef raw material supply relationships Experienced and talented senior management team More than $500 million in revenues in FY04 $74 million EBITDA in FY04 Experienced industry management talent Diversification: Beef and white meat raw material base Customers Expanded national footprint with strong Midwest presence Increased scale and enhanced operating capabilities will generate efficiencies and position company to capitalize on new growth opportunities Larger company allows for expanded shareholder base and share liquidity Greater scale, industry expertise and management talent will result in improved operating efficiencies and growth opportunities

Transaction Terms Cash and stock combination valued at approximately $141 million $70.5 million in cash Darling common shares equal to 20% of outstanding common shares on a fully diluted basis at close of transaction 2. Additional conditional issuance of shares on the 13-month anniversary of closing to eligible NBP unit holders(1) if the dollar value of the 20% of the common shares issued is below $70.5 million Total consideration target of $141 million ($70.5 million cash + $70.5 million stock) NBP pro forma ownership to be between 20% - 23%, based on quantity of additional shares issued NBP unit holders who own Darling shares for the 90 calendar days prior to the 13-month anniversary of closing. Additional shares, if any, to be issued in proportion to the originally issued shares at closing.

Straightforward Roadmap to Completion Customary closing conditions Hart-Scott-Rodino Financing Darling stockholder approval NBP unit holder approval Anticipated close in first half of 2006 Clear integration plan Similar business models Similar operations